UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             Thomas Industries Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $1.00 per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    884424109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Dieter Rietschle
                          Werner Rietschle Holding GmbH
                                   Am Rebram 4
                                 79689 Maulburg
                                     Germany
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                August 29, 2002(1)
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 884424109
---------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Dieter Rietschle1

---------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) / /
         (b) / /
---------------------------------------------------------------------------
3        SEC Use Only


---------------------------------------------------------------------------
4        Source of Funds (See Instruction)

         SC
---------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         /No /
---------------------------------------------------------------------------
6        Citizenship or Place of Organization

         German
---------------------------------------------------------------------------
                            7       Sole Voting Power
                                            1,800,000
Number of Shares
  Beneficially             ------------------------------------------------
   Owned by                 8       Shared Voting Power
     Each
   Reporting               ------------------------------------------------
    Person                  9       Sole Dispositive Power
     With                                   1,800,000
                           ------------------------------------------------
                           10       Shared Dispositive Power

---------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,800,000
---------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         / /
---------------------------------------------------------------------------

13       Percent of Class Represented by Amount in Row (11)

         10.53%
---------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         IN

---------------------------------------------------------------------------
1 This Amendment to Schedule 13D is being filed to add Dieter Rietschle as a beneficial owner because of his relationship to Werner Rietschle Holding GmbH.

SCHEDULE 13D

CUSIP No. 884424109
---------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Werner Rietschle Holding GmbH
---------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) / /
         (b) / /
---------------------------------------------------------------------------
3        SEC Use Only


---------------------------------------------------------------------------
4        Source of Funds (See Instruction)

         SC
---------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         /No /
---------------------------------------------------------------------------
6        Citizenship or Place of Organization

         Maulburg, Germany
---------------------------------------------------------------------------
                            7       Sole Voting Power
                                            1,800,000
Number of Shares
  Beneficially             ------------------------------------------------
   Owned by                 8       Shared Voting Power
     Each
   Reporting               ------------------------------------------------
    Person                  9       Sole Dispositive Power
     With                                   1,800,000
                           ------------------------------------------------
                           10       Shared Dispositive Power

---------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,800,000
---------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         / /
---------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         10.53%
---------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         CO
---------------------------------------------------------------------------

                                  SCHEDULE 13D

                               ANSWERS TO ITEM 1-7

         The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth.

ITEM 1: SECURITY AND ISSUER

The class of equity securities to which this Amendment No. 1 to Schedule 13D relates is common stock, par value $1.00 per share, of Thomas Industries Inc.

The names and titles of the principal executive officer of the issuer of such common stock are as follows:

            Timothy C. Brown         Chief Executive Officer
            Peter H. Bissinger       Vice President, General Manager,
                                        European Group
            Phillip J. Stuecker      Vice President of Finance, Chief Financial
                                        Officer, and Secretary
            Bernard R. Bernston      Vice President, General Manager, North
                                        American Group
            Dieter W. Rietschle      General Manager, TIWR Holding GmbH & Co. KG

The principal executive offices of the issuer are located at 4360 Brownsboro Road, Suite 300, Louisville, Kentucky 40207.

ITEM 2: IDENTITY AND BACKGROUND

The securities of Thomas Industries Ltd. are held by Dieter Rietschle through Werner Rietschle Holding GmbH.

(a) Name: Dieter Rietschle

(b) Business Address: Am Rebrain 4, Maulberg, Germany.

(c) Principal Occupation: Managing director of Werner Rietschle Holding GmbH.

(d), (e), and (f) Mr. Rietschle is a German citizen. During the previous five years, Mr. Rietschle has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Dieter Rietschle through Werner Rietschle Holding GmbH received the 1,800,000 shares of Thomas Industries Inc. as partial consideration when Thomas Industries Inc. acquired certain subsidiaries of Werner Rietschle Holding GmbH pursuant to the Agreement for Purchase of Equity Interests and Shares, dated August 29, 2002, between Werner Rietschle Holding GmbH and Thomas Industries Inc.

ITEM 4.  PURPOSE OF TRANSACTION

The common stock of the issuer is being held by the reporting persons for investment purposes only and the reporting persons do not have any plans or proposals with respect to such common stock as enumerated in paragraphs (a) through (j) of Item 4.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

(a) 1,800,000 shares of common stock, par value $1.00 per share, held by Dieter Rietschle through Werner Rietschle Holding GmbH. The 1,800,000 shares constitute 10.53% of the outstanding stock of Thomas Industries Inc.

(b) The shares of the Werner Rietschle Holding GmbH are 100% owned by Rietschle GmbH & Co. KG Holding. Mr. Dieter Rietschle, shareholder of the Rietschle GmbH & Co. KG Holding, owns 49% of the shares of this company. Additionally he possesses an extra 2% sole voting power. The total number of Control Rights of Mr. Dieter Rietschle concerning the Rietschle GmbH & Co. KG Holding amounts to 51%.

(c) No transaction have been effected during the last past six month concerning the shares.

(d)      None.

(e)      Not applicable.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

         None.

SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct. This Amendment No. 1 to the Schedule 13D is filed on behalf of each of the undersigned.

June 16, 2003

                     WERNER RIETSCHLE HOLDING GMBH + CO, KG



                                            By: /s/ Dieter Rietschle
                                                --------------------------------
                                                Dieter Rietschle



                                            DIETER RIETSCHLE
                                            ------------------------------------
                                            /s/ Dieter Rietschle